COMMISSION FILE NO. 1-496
- - ------------------------------------------------------------------------------





                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D. C. 20549





                                       FORM 11-K

                                     ANNUAL REPORT





                           PURSUANT TO SECTION 15(d) OF THE
                            SECURITIES EXCHANGE ACT OF 1934





                      For the Fiscal Year Ended December 31, 1993




                                  Title of the plan:
                                  ------------------

                      HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN

                  Issuer of the securities held pursuant to the plan:
                  ---------------------------------------------------


                                 HERCULES INCORPORATED
                                    Hercules Plaza
                               1313 North Market Street
                              Wilmington, Delaware 19894

                      HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN
                      -------------------------------------------



                                 FINANCIAL STATEMENTS
                                 --------------------



                   STATEMENT OF ASSETS, LIABILITIES, AND PLAN EQUITY
                              December 31, 1993 and 1992



                    STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                     Years ended December 31, 1993, 1992 and 1991




                                          For



                                     ANNUAL REPORT

                                       FORM 11-K

                                                HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN
                                              STATEMENT OF ASSETS, LIABILITIES AND PLAN EQUITY
                                                             December 31, 1993
                                              Hercules
                                            Incorporated                           Blended     Fidelity
                                               Common               Gov't Bond  Interest Rate  Magellan
                                                Stock    Equity Fund   Fund     Savings Fund     Fund      Loan Fund     Total
Assets
Investments                                  $2,851,663a  $416,195b   $65,511c  $13,040,233  $1,074,037d   $208,400e  $17,656,039
Receivable from Company                           3,514     12,626        284       169,078       6,731           0       192,233
Cash                                             35,252      2,799         17       266,360      74,745           0       379,173
                                             ----------   --------    -------   -----------  ----------    --------   -----------
   Total Assets                              $2,890,429   $431,620    $65,812   $13,475,671  $1,155,513    $208,400   $18,227,445
                                             ==========   ========    =======   ===========  ==========    ========   ===========
Liabilities & Equity
Liability for Withdrawals                    $   35,376   $    213    $     0   $   317,031  $   43,651    $  7,637   $   403,908
Advances from Company                             2,561     24,195      2,398        17,049       1,373           0        47,576
Plan Equity                                   2,852,492    407,212     63,414    13,141,592   1,110,489     200,763    17,775,962
                                             ----------   --------    -------   -----------  ----------    --------   -----------
   Total Liabilities & Equity                $2,890,429   $431,620    $65,812   $13,475,672  $1,155,513    $208,400   $18,227,446
                                             ==========   ========    =======   ===========  ==========    ========   ===========

                                                             December 31, 1992

                                                    Hercules           Blended
                                                  Incorporated      Interest Rate                       Money
                                                     Common            Savings         Equity          Market
                                                      Stock             Fund            Fund            Fund            Total
                                                    ----------       ----------      ----------      ----------      ----------
Assets
Investments                                         $2,437,458a      $4,189,638        $24,779b         $52,845      $6,704,720
Receivable from Company                                 51,922           35,363          1,918            5,833          95,036
Cash                                                       576           79,167          5,472              139          85,354
                                                    ----------       ----------        -------          -------      ----------
  Total Assets                                      $2,489,956       $4,304,168        $32,169          $58,817      $6,885,110
                                                    ==========       ==========        =======          =======      ==========

Liabilities and Equity
Liability for Withdrawals                           $  701,885       $   71,001        $ 2,564          $ 8,653      $  784,103
Advances from Company                                   52,043            9,661              0            1,992          63,696
Plan Equity                                          1,736,028        4,223,506         29,605           48,172       6,037,311
                                                    ----------       ----------        -------          -------      ----------
  Total Liability and Equity                        $2,489,956       $4,304,168        $32,169          $58,817      $6,885,110
                                                    ==========       ==========        =======          =======      ==========

(a) At fair value.  Cost:  1993, $931,651; 1992, $1,549,945.  Shares:  1993, 25,125; 1992, 38,385.
(b) At fair value.  Cost:  1993, 416,195; 1992, $22,717.
(c) At fair value.  Cost:  1993, $65,511.
(d) At fair value.  Cost:  1993, $1,061,069.
(e) Represents loans to plan participants.

                                 The accompanying notes are an integral part of the financial statements.

                                                HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN
                                               STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                                        Year Ended December 31, 1993

                                              Hercules
                                            Incorporated                          Blended     Fidelity
                                               Common               Gov't Bond Interest Rate  Magellan      Loan
                                                Stock    Equity Fund   Fund    Savings Fund     Fund        Fund        Total
Contributions:
Participating Employees                       $   13,640   $ 33,690   $17,651   $1,266,975  $   106,462   $      0   $1,438,418
Company Contributions                            158,614          0         0            0            0          0      158,614
                                              ----------   --------   -------   ----------   ----------   --------   ----------
                                              $  172,254   $ 33,690   $17,651   $1,266,975   $  106,462   $      0   $  784,473
Interplan Transfers                              352,762    572,505         0    7,856,933      931,495    201,207    2,057,900
Investment Income:
  Cash Dividends                                  57,289          0         0            0            0          0       57,289
  Interest                                         1,281        515       833      687,673       62,350          0      515,172
Change in Market Value                         1,461,885      6,746       506        1,001       13,901          0    1,483,038
                                              ----------   --------   -------   ----------   ----------   --------   ----------
  Total                                       $2,045,471   $613,456   $18,990   $9,812,582   $1,114,208   $201,207    4,897,872
Withdrawals                                    (554,117)   (47,135)   (9,213)  (1,388,251)     (60,909)    (7,638)  (2,013,738)
Interfund Transfers                            (374,890)  (188,714)     5,465      493,755       57,190      7,194            0
                                              ----------  ---------   -------   ----------   ----------   --------   ----------
Change in Plan Equity                          1,116,464    377,607    15,242    8,918,086    1,110,489    200,763   11,738,651
Plan Equity, Dec. 31, 1992                     1,736,028     29,605    48,172    4,223,506            0          0    6,037,311
                                              ----------  ---------   -------   ----------   ----------   --------   ----------
Plan Equity, Dec. 31, 1993                    $2,852,492   $407,212   $63,414  $13,141,592   $1,110,489   $200,763  $17,775,962
                                               =========    =======   =======  ===========   ==========   ========  ===========
                                                        Year Ended December 31, 1992

                                                    Hercules
                                                  Incorporated         Blended
                                                     Common         Interest Rate                   Money Market
                                                      Stock         Savings Fund     Equity Fund        Fund            Total
Contributions:
  Participating Employees                           $    66,913      $  918,847         $10,246         $31,104      $1,027,110
  Company Contributions                                 252,867                                                         252,867
                                                    -----------      ----------         -------         -------      ----------
                                                     $  319,780      $  918,847         $10,246         $31,104      $1,279,977
Interplan Transfers                                                       3,441                                           3,441
Investment Income:
  Cash Dividends                                        109,818                                                         109,818
  Interest                                                2,155         289,841             161           1,933         294,090
Change in Market Value                                  448,041               0           2,369               0         450,410
                                                    -----------      ----------         -------         -------       ---------
  Total                                              $  879,794      $1,212,129         $12,776         $33,037       2,137,736
Withdrawals                                         (1,042,958)     (2,412,196)        (29,959)        (27,333)     (3,512,446)
Interfund Transfers                                   (350,738)         347,074           1,432           2,232               0
                                                    -----------     -----------        --------        --------     -----------
Change in Plan Equity                                 (513,902)       (852,993)        (15,751)           7,936     (1,374,710)
Plan Equity, Dec. 31, 1991                            2,249,930       5,076,499          45,356          40,236       7,412,021
                                                    -----------     -----------        --------        --------     -----------
Plan Equity, Dec. 31, 1992                           $1,736,028      $4,223,506         $29,605         $48,172      $6,037,311
                                                     ==========      ==========        ========        ========     ===========

                                  The accompanying notes are an integral part of the financial statements.

                                          STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY (cont'd)
                                                        Year Ended December 31, 1991

                                        Hercules                                                           Fund for
                                      Incorporated    Blended                             United States  United States
                                         Common    Interest Rate             Money Market Gov't Savings      Gov't
                                          Stock    Savings Fund  Equity Fund     Fund         Bonds       Securities    Total
Contributions:
  Participating Employees              $   95,036   $1,166,917      $10,323      $32,756    $  16,400     $  1,350    $1,322,782
  Company Contributions                   329,614            0            0            0            0            0       329,614
                                       ----------   ----------      -------      -------    ---------     --------    ----------
                                          424,650    1,166,917       10,323       32,756       16,400        1,350    $1,652,396
                                       ==========   ==========      =======      =======    =========     ========    ==========

Interplan Transfers                           866        3,814            0          896            0            0         5,576
Investment Income:
  Cash Dividends                          119,157            0            0            0            0            0       119,157
  Interest                                  1,693      488,657           46        1,834           68          347       492,645
Change in Market Value                    849,574            0        1,790            0            0           57       851,421
                                       ----------   ----------      -------      -------    ---------     --------    ----------
  Total                                $1,395,940   $1,659,388      $12,159      $35,486    $  16,468     $  1,754    $3,121,195
Withdrawals                             (826,011)  (2,219,085)      (1,985)      (8,521)    (185,968)            0   (3,241,570)
Interfund Transfers                      (50,071)       21,187       35,182       13,271        (559)     (19,010)             0
                                       ----------   ----------      -------      -------    ---------     --------    ----------
Change in Plan Equity                     519,858    (538,510)       45,356       40,236    (170,059)     (17,256)     (120,375)
Plan Equity, Dec. 31, 1990              1,730,072    5,615,009            0            0      170,059       17,256     7,532,396
                                       ----------   ----------      -------      -------    ---------     --------    ----------
Plan Equity, Dec. 31, 1991             $2,249,930   $5,076,499      $45,356      $40,236    $             $           $7,412,021
                                       ==========   ==========      =======      =======    =========     ========    ==========

                                  The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies
       Investments in the Plan are carried at fair value. The fair value of the common stock of Hercules Incorporated is based upon the price at which the stock closed on the New York Stock Exchange on the last business day of the year. The Blended Interest Rate Savings Fund, the Government Bond Fund and the Fidelity Magellan Fund are carried at cost plus accrued interest which is equivalent to fair value. The fair value of the Equity Fund is based on the market price of the underlying securities held by the fund.
       The Plan provides that participants who retire from the Company may elect an Optional Valuation Date (OVD) for determining their final withdrawal. The OVD is the last business day in January of the year following retirement. The liability for such withdrawals is reflected in the financial statements on the Optional Valuation Date.
       The Plan presents in the statement of income and changes in plan equity the net appreciation (depreciation) in fair value of its investments (under the caption Change in Market Value), which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.
       The unrealized appreciation (depreciation) for all investments at December 31, 1993, December 31, 1992, and December 31, 1991 and January 1, 1991 was $1,932,981, $889,575, $590,088, and $(245,169), respectively.

2. Investment Program
       At time of enrollment in the Plan, a participant, by giving written notice to the Trustee, shall direct the investment of his monthly savings in any of the following, or a combination thereof, providing his monthly savings in any one medium selected is not less than 20% of the total amount saved and is stated in 5% increments.
       During May 1993, the Money Market Fund was eliminated and a U.S. Government Bond Fund and a Long-Term Capital Appreciation Fund (Fidelity Magellan) were added as investment media under the Plan. Participants with balances in the Money Market Fund were provided the option to transfer their balances to other investment funds or have their balances automatically transferred to the new U.S. Government Bond Fund.
       The following investment medium are available under the Employee Savings Plan.
   1.  Hercules Incorporated Common Stock.
   2. A Blended Interest Rate Savings Fund, wherein savings so directed are deposited with various major insurance companies, who guarantee the payment of principal. For 1993, the blended yield of these contracts was approximately 7.6%.
   3. Equity Fund. This Fund is made up of substantially all the stocks that make up the Standard and Poor's 500 Index in such a mix as to track as closely as possible the movement of the Index.
   4. U.S. Government Bond Fund, which invests in U.S. Treasury and Agency issues and fully insured savings bank deposits.
   5. Fidelity Magellan Fund is a Long-Term Capital Appreciation Fund, which invests in common stocks, and securities convertible to common stock, issued by companies operating in the U.S. and abroad as well as foreign companies.
       The Company contribution, as defined in the Plan, is equal to 25% of the participants' contribution. The Company contribution must be invested in common stock of Hercules Incorporated.
       There were 812 participants at December 31, 1993 who participated in one or more of the five investment media. At December 31, 1993 the number of participants selecting each of the investment media for their contributions was as follows:

       Hercules Incorporated Common Stock . . . .       25
       Equity Fund. . . . . . . . . . . . . . . .       62
       Government Bond Fund . . . . . . . . . . .       12
       Blended Interest Rate Savings Fund . . . .      745
       Fidelity Magellan Fund . . . . . . . . . .       99

3. Interplan Transfers
       Interplan transfers represent transfers from acquired company plans and rollovers of new employees' distributions from defined contribution plans.

       Effective July 1, 1993, the net assets of the Employee Savings Plan (approximately $10mm) of the Aqualon Company (a wholly-owned subsidiary of Hercules Incorporated) were transferred to the Hercules Incorporated Employee Savings Plan. Participant's benefits under the plan were substantially unaffected by the transfer of net assets.


4. Tax Status
       The United States Treasury Department advised on October 24, 1986, that the Plan as amended through January 1, 1985 is a qualified trust under
Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a) of the code.
       The Federal Income Tax status of the employee is covered under the caption "Federal Tax Aspects" of the Registration Statement "Hercules Incorporated Employee Savings Plan" (No. 33-21667) on Form S-8 and supplemented by periodic benefit updates.


5. Investments
       Investments that represent five percent or more of Plan Equity at December 31, 1993 or 1992 are as follows:

                                                         1993         1992
                                                         ----         ----
       Hercules Incorporated Common Stock            $2,851,663   $2,437,458

       Fidelity Magellan Fund                        $1,074,037           --

       Group Annuity Contract with Peoples
          Life Insurance Company (#BDA 00002TR)      $1,853,071   $  649,024

       Group Annuity Contract with Provident Life and
          Accident Insurance Company (#630-05537)    $1,231,962           --

       Group Annuity Contract with Travelers
          Insurance Company (#15135), 9.3%, 6/30/92          --   $  441,459

       Group Annuity Contract with Aetna Life
          Insurance Company (#13762), 9.2%, 4/30/97          --   $  315,512

       Group Annuity Contract with Metropolitan Life
          Insurance Company (#12833), 7.43%, 4/30/95         --   $  309,168

                           REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors,
Hercules Incorporated,
Wilmington, Delaware

   We have audited the accompanying statements of assets, liabilities and plan equity of Hercules Incorporated Employee Savings Plan as of December 31, 1993 and 1992, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's administrators. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hercules Incorporated Employee Savings Plan as of December 31, 1993 and 1992, and its income and changes in plan equity for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.



2400 Eleven Penn Center                                    Coopers & Lybrand
Philadelphia, Pennsylvania  19103
June 20, 1994

                                      SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                  HERCULES INCORPORATED EMPLOYEE SAVINGS PLAN




                                  -------------------------------------------
                                            H. Eugene McBrayer, Chairman
                                     Finance Committee, Hercules Incorporated,
                                                 Plan Administrator



Date:  June 20, 1994

                                     EXHIBIT INDEX

      Number                         Description

         1          Consent of Independent Accountants.

Exhibit 1.   CONSENT OF INDEPENDENT ACCOUNTANTS.

     We consent to the incorporation by reference in the registration statement of Hercules Incorporated on Form S-8 (Registration No. 33-21667) of our report dated June 20, 1994 on our audits of the financial statements of Hercules Incorporated Employee Savings Plan as of December 31, 1993 and 1992 and for each of the three years in the period ended December 31, 1993, which report is included in this Annual Report on Form 11-K.




2400 Eleven Penn Center                                  Coopers & Lybrand
Philadelphia, Pennsylvania  19103
June 23, 1994